PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY WASHINGTON D.C.

December 28, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp Erin Jaskot

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 16 Filed December 12, 2023 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 26, 2023, relating to the Company’s Post-Qualification Amendment No. 16 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on December 12, 2023 (“Post-Qualification Amendment No. 16”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 17 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 17”).

1

Securities and Exchange Commission

December 28, 2023

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 16.

Post-Qualification Amendment No. 16 to Offering Statement on Form 1-A Filed on December 12, 2023

General

1.	We note your disclosure in the Use of Proceeds - Series the New York Bundle and Use of Proceeds - Series Incredi-bundle discussing minority investments in Experiential Squared, Inc., the Manager, by Reeves Thoroughbred Racing, LLC and Rocket Ship Racing, LLC, respectively. Please revise your disclosure to expand your discussion of these relationships and investment interests. Specifically, update your Risk Factors section and related party disclosure as appropriate to account for these relationships as well as disclose any monetary or other benefits Reeves and Rocket Ship may receive as a result of their respective relationships with the Manager. We note your current disclosure, including a risk factor on page 27 regarding Spendthrift Farm LLC, an entity that previously held a majority interest in the Manager. statement that "[i]n many instances, said lender will have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded." Please describe the types of revenue that may be generated by the lender's interest in the Underlying Asset prior to being fully funded. Please revise your disclosure on page 130 as well.

In response to the Staff’s comment, the Company has revised the Post-Qualification Amendment No. 17 accordingly to address said comment. As noted therein, the Company has added a risk factor and added further disclosures related to such parties’ minority investment interests in Manager. The Company previously assessed related party matters and whether a separate related party disclosure was appropriate and determined they were not, given such investors currently hold only non-voting convertible instruments into the Manager that, respectively, will amount to less than 5% of the equity ownership of Manager and such rights do not contain any other preferential terms, monetary benefits, board seats, etc. As such, these transactions were not deemed related party transactions.

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Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:          Michael Behrens, My Racehorse CA LLC